January 18, 2008

U.S. Securities & Exchange Commission
Division of Corporate Finance
M.S. 6010
Washington, DC 20549

Attention: Geoffrey Kruczek

RE:	Forticell Bioscience, Inc. (formerly known as Ortec International, Inc.)
Amendments No. 2 and 3 to form SB-2
Filed December 21 and 26, 2007
File No. 333-146142

Gentlepersons:

Executive Compensation, page 29

1.	Please update your compensation disclosure to also include information for your last completed fiscal year: the year ended December 31, 2007.

Response:

We have updated the compensation disclosure in response to your comment.

Selling Stockholders, page 37

2.	Please update your responses to comments 1 and 2 of our October 12, 2007 letter to you to reflect the current shares being offered.

Response:

We have limited the number of shares registered for resale by each group of related selling stockholders to 10% of the total number of shares of issuer’s common stock outstanding owned by non-affiliates. We have inquired of each entity previously listed as a Selling Stockholder which individuals control such entity (that is, the right to vote or dispose of the issuer’s securities owned by such entity) for the purpose of determining related Selling Stockholders. The response to our inquiries, or publicly available information, are set forth in the footnotes to the Selling Stockholders’ table.

U.S. Securities & Exchange Commission
January 18, 2008

3.
Given your response to comment 1, it appears that Lonza, rather than Cambrex, owns and is offering the securities for resale. However, your table on page 38 continues to disclose Cambrex as the selling stockholder. Please revise as appropriate.

Response:

The Selling Stockholders table now lists Lonza instead of Cambrex as the Selling Stockholder.

4.
We note your response to prior comment 2. However, if you wish to include the entities as selling stockholders, you must provide all required disclosure, including the beneficial owners of the shares held in the name of the entities. See the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations section I.60 available on our web site. Therefore, we reissue the comments.

Response:

We have provided such information in footnotes to the Selling Stockholders’ table. See response to your comment no. 2.

5.	After you obtain and disclose the information requested by the immediately preceding comment, please tell us about any relationships between the selling shareholders. Also, please provide us:

•	the aggregate amount to be offered by each group of related selling shareholders;

Response:

See our response to your comments no. 2 and 4. The number of shares registered for each related group of entities does not exceed 10% of the number of the issuer’s outstanding shares of common stock held by non-affiliates.

U.S. Securities & Exchange Commission
January 18, 2008

•	the aggregate amount of shares registered for resale for each group of related selling stockholders in prior registration statements; and

Response:

The Company’s last registration statement for sale by selling stockholders became effective August 7, 2006 but expired April 30, 2007. We enclose herewith a schedule of the amount of shares registered for resale by each group of related Selling Stockholders in such prior registration statement. The registration statement prior thereto for sales by Selling Stockholders became effective May 19, 2005 and expired on April 30, 2006.

Response 5 schedule -

Aggregate Related Holdings from Prior Registration

Name	Totals	Common	Other

David Wiener Revocable Trust	1,333	-	1,333
David Wiener Revocable Trust - 96	2,538	-	2,538
Harry Fallterbauer IRA	600	-	600
Harry Faltetbauer	8,000	-	8,000
Martin P. Gerberg	6,667	-	6,667
Martin P. Gerberg Trust	2,000	-	2,000
Nancy Cymbala	1,333	-	1,333
Nancy Cymbala IRA	1,333	-	1,333
Paradigm Group II, LLC	268	-	268
Paradigm Millenium Fund, L.P.	6,627	-	6,627
Pequot Healthcare Fund, L.P.	314	-	314
Pequot Healthcare Offshore Fund, Inc.	369	-	369
Pequot International Fund, L.P.	4,519	-	4,519
Pequot Partners Fund, L.P.	4,548	-	4,548
ProMed Offshore Fund II, Ltd.	47,703	-	47,703
ProMed Offshore Fund, Ltd.	2,294	-	2,294
ProMed Partners II, L.P.	3,602	-	3,602
ProMed Partners,L.P.	14,215	-	14,215
R&R Biotech Partners, LLC	110,064	110,064
Rodman & Renshaw, LLC	419,684	-	419,684
Robert Cymbala	2,667	-	2,667
Robert Cymbala IRA	3,333	-	3,333
Michael P. Rucker Trust	1,333	-	1,333
Rucker Family Charitable Foundation Trust	1,867	-	1,867
Rucker Family Charitable Lead Annuity Trust	2,667	-	2,667
Sean Callahan & George Callahan	1,333	-	1,333
Sean M Callahan	5,173	5,173	-
Sean M Callahan/ Sep IRA	1,333	-	1,333
Visium Balanced Fund, LP	173,900	173,900	-
Visium Balanced Offshore Fund, Ltd	246,542	246,542	-
Visium Long Bias Fund, LP	36,101	36,101	-
Visium Long Bias Offshore Fund, Ltd	135,158	135,158	-
Whalehaven Capital Fund Limited	46,667	-	46,667
Whalehaven Fund Ltd.	14,000	-	14,000
	1,310,088	706,938	603,150

•	if any group of related selling stockholders has sold all of shares registered for resale in prior registration statements, the date of the last sale by that group.

Response:

We assume that the sales you are referring to are those permitted by delivery of the prospectuses that are part of those two registration statements. A review of the opinions we rendered (as the issuer’s counsel) since January 1, 2006 permitting removal of restrictive legends on the certificates for such registered shares shows that none of the Selling Stockholders whose shares were registered in those prior registration statements sold all of their shares registered in those prior registration statement. Please be aware that many of those registered (in prior registration statement) shares were those issuable upon exercise of warrants which were never exercised. Those earlier then outstanding registered shares of the issuer’s outstanding common stock, or shares issuable upon conversion or exercise of convertible securities and/or warrants, the holding period of which tacked onto the holding period for the convertible security or warrant, and became eligible for sale under Rule 144-k, were no longer required to be registered under the terms of the registration rights agreements entered into by the issuer with those earlier selling stockholders.

6.	Please tell us where you have disclosed note 19 to the selling stockholders’ table as referenced in your response to comment 2.

Response:

Our apologies. Note 19 was in the original filing but was eliminated in subsequent amendments. Note 19 originally stated that Mr. Andreas Vogler, a director of the issuer, had the authority to vote the Ortec shares owned by Dankaria B.V. Upon further inquiry that we made of Mr. Vogler and documents presented by him to us, we concluded that Mr. Vogler does not have authority to vote or dispose of any of the issuer’s shares owned by Dankaria. Therefore, note 19 to the Selling Stockholders table was eliminated.

U.S. Securities & Exchange Commission
January 18, 2008

7.
We note your response letter dated December 21, 2007, regarding the number of shares outstanding held by non-affiliates. In light of your disclosure in note 17 to the selling stockholders’ table, please explain to us why you have excluded from this calculation the outstanding shares held by HBL Hadasit.

Response:

Upon further inquiry and representations in writing which we received from Rafael Hofstein, we concluded that HBL Hadasit is not an affiliate of the issuer. Such information was to the effect that Dr. Hofstein was only one of five directors of HBL Hadasit and although he is a managing director of HBL Hadasit, he does not have control of HBL Hadasit in the sense that he cannot by himself determine how to vote the issuer’s shares held by HBL Hadasit or whether to sell or otherwise dispose of those shares. We therefore concluded that HBL Hadasit is not an affiliate of the issuer and therefore the shares of the issuer’s common stock held by HBL Hadasit are held by a non-affiliate. HBL Hadasit is an Israeli publicly-held company. In light of this discussion we believe that footnote 17 should not be removed from the prospectus but we will add however that the issuer has concluded that HBL Hadasit is not an affiliate of the Company.

8.
We note your response to comment 3 states that no single selling stockholder and no group of selling stockholders under common control will be offering in excess of 10% of the outstanding shares of Ortec common stock held by non-affiliates. Please tell us how this representation is consistent with your disclosure regarding the total number of shares to be offered by Cipher and its two principals referenced in note 18. Also, given your lack of familiarity with many of entities offering shares, as noted in your response to comment 2, please tell us the basis for the representation concerning the amount offered by groups of selling stockholders.

Response:

With respect to Cipher '06 and its two principals referred to in note 18, please see the addition we have made to note 18 to the effect that the 280,260 shares registered for sale by Cipher '06 have been deducted from the maximum of 1,174,328 shares that could be registered for Mr. Adelman’s benefit and also deducted from the 1,174,328 shares that could be registered for Mr. Liss’ benefit. In effect the full 280,260 Cipher '06 shares have been attributed in whole to Mr. Adelman and also in whole to Mr. Liss so that the number of shares registered for Mr. Adelman and the number of shares registered for Mr. Liss is 1,174,328 less 280,260. Mr. Adelman has represented to us that he and Mr. Liss do not and will not act in concert with respect to the sale of their shares held in their own names, which are beneficially owned only by the record owner in each instance.

U.S. Securities & Exchange Commission
January 18, 2008

With respect to the last sentence of your comment, please see our response above to comment no. 2 concerning information about control of the entities.

9.
We note your response to comment 3; however, that comment was not based solely on the number of shares to be offered by each selling stockholder. Please expand to discuss any relationships between the issuer and the selling stockholders. Your response should address at least the following:

•	whether any selling stockholders are affiliates of the issuer, including those with which members of your board are currently associated;

Response:

We have determined that Paul Royalty Fund, L.P. is an affiliate of the issuer because Paul Royalty Fund, L.P. has the contractual right to designate a director and has designated Mr. John Leone, who is the issuer’s lead director. Note the new note 19 to the Selling Stockholders’ table which we have added to describe that relationship and to point out that Paul Royalty Fund is an affiliate of the issuer. 16,562 shares owned by Paul Royalty Fund and acquired by it in a private placement of the issuer’s common stock are not included in the shares registered for Paul Royalty Fund but have been deducted in arriving at the number of the outstanding shares held by non-affiliates. The shares registered for Paul Royalty Fund are not outstanding but issuable upon conversion of convertible preferred stock owned by Paul Royalty Fund or upon exercise of warrants held by Paul Royalty Fund.

Mr. Andreas Vogler, a director of the issuer, and therefore an affiliate of the issuer, is a Selling Stockholder whose shares are registered in this registration statement. Mr. Vogler’s position as a director of the issuer is set forth under “Directors and Executive Officers” at page 27 and therefore we do not feel it necessary to repeat that information in a note to the Selling Stockholders’ table. The shares owned by Mr. Vogler have been deducted in arriving at the number of the issuer’s outstanding shares owned by non-affiliates.

We refer you to our responses to your comment nos. 6 and 7 concerning the relationship of Andreas Vogler to Dankaria, one of the Selling Stockholders and the relationship of another of the issuer’s director, Mr. Rafael Hofstein, to HBL Hadasit, another Selling Stockholder, where we have explained why we have concluded that neither Dankaria nor HBL Hadasit are affiliates of the issuer.

U.S. Securities & Exchange Commission
January 18, 2008

•	how and when the securities to be resold by such affiliates were acquired; and

Response:

Paul Royalty Fund. The shares registered for Paul Royalty Fund were acquired by it in exchange for its rights to an interest in the issuer’s future revenues which it acquired pursuant to the Revenue Interest Assignment Agreement it entered into with the issuer more than six years ago. At the time it entered into such agreement Paul Royalty Fund paid the issuer $10,000,000 for such interest in the issuer’s future revenues. In June 2007, as a condition of the private placement sale of the issuer’s Series A convertible preferred stock with warrants attached, Paul Royalty Fund entered into the exchange agreement whereby it exchanged its interest in the issuer’s future revenues for 500 shares of the issuer’s Series A-1 convertible preferred stock, convertible into 10,000,000 shares of the issuer’s common stock, and 500 shares of the issuer’s Series A-2 preferred convertible preferred stock, convertible into 1,000,000 shares of the issuer’s common stock. The 1,174,328 shares registered for sale by Paul Royalty Fund are almost entirely part of the 11,000,000 shares of the issuer’s common stock Paul Royalty Fund can acquire upon conversion of its Series A-1 and Series A-2 preferred stock. Such transaction with Paul Royalty Fund is disclosed in the issuer’s report on Form 8-K/A filed on June 25, 2007 and is disclosed in this registration statement in note 7 to the issuer’s financial statements. In February 2003 Paul Royalty Fund purchased shares of the issuer’s Series B convertible preferred stock (later exchanged for shares of the issuer’s common stock in 2005) with Series E warrants attached, for which Paul Royalty Fund paid $500,000 (in addition to the $10,000,000 Paul Royalty Fund had paid to the issuer in 2001 and early 2002 for interests in the issuer’s future revenues). The 16,562 shares of the issuer’s common stock held by Paul Royalty Fund it acquired in these transactions are not registered for resale in this registration statement. The shares of the issuer’s common stock issuable upon exercise of the Series E warrants Paul Royalty acquired in the 2005 transaction are registered in this registration statement.

Andreas Vogler had been a stockholder in Hapto Biotech, Inc., a Delaware corporation. In April 2006 the issuer acquired all of Hapto Biotech’s shares, warrants and options outstanding in exchange for shares of the issuer’s common stock and warrants. Andreas Vogler, as a shareholder of Hapto Biotech, received 197,952 shares of the issuer’s common stock in that exchange. A portion of the shares registered in this registration statement for resale by Mr. Vogler include the shares he received, in the issuer’s acquisition of Hapto Biotech, Inc. See note (7) to the Selling Stockholders’ table.

U.S. Securities & Exchange Commission
January 18, 2008

Mr. Vogler was one of a number of persons who loaned money to the issuer in 2006 and 2007. His and the other lenders’ loans were, at the lender’s options, exchangeable for securities issued by the issuer in its next private placement, which was the private placement that had its first closing in June 2007. Mr. Vogler’s loans aggregating $192,000 were converted into shares of the issuer’s Series A convertible preferred stock with warrants (Series A, M and M-1) attached. Mr. Vogler received no preferential treatment not received by the other approximately 20 non-affiliated lenders in the conversion of their loans for the issuer’s Series A convertible preferred stock with warrants attached sold by the issuer in its next private placement. The remainder of the shares registered for resale by Mr. Vogler are the shares of common stock issuable upon conversion of his Series A preferred stock and upon exercise of his Series M warrants.

•	whether any affiliated selling stockholders are in the business of buying and selling securities.

Response:

Neither of these two affiliated Selling Stockholders is in the business of buying and selling securities.

10.
We note that your selling securityholders include broker-dealers and affiliates of broker-dealers. A selling securityholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling securityholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling securityholder is able to make the following representations in the prospectus:

•	The selling securityholder purchased the shares being registered for resale in the ordinary course of business, and

•	At the time of the purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:

We have added the following sentence at the beginning of the fifth paragraph under “Plan of Distribution”:

The Selling Stockholders identified as broker-dealers or as affiliates of broker-dealers in footnotes (1) and (2) to the Selling Stockholders table are underwriters, and any proceeds received by them from the sale of their shares shall be underwriting commissions.

U.S. Securities & Exchange Commission
January 18, 2008

11.
Please note that it is generally inconsistent with Section 5 of the Securities act to amend the terms of an unregistered offering while the related securities are the subject of a resale registration statement. Please tell us whether the revisions to the selling stockholders’ table reflect amendments to your unregistered offerings to the selling stockholders. For example, we note that the currently disclosed pre-offering ownership of Paul Royalty fund differs from the ownership described on page 6 of your letters to us dated November 21, 2007.

Response:

With respect to Paul Royalty Funds’ pre-offering ownership of 16,562 shares are the shares of the issuer’s common stock and which it acquired in transactions in 2003 and 2005 described in response to your comment no. 9. The shares described on page 6 of our November 21, 2007 letter describes the transaction in June 2007 in which Paul Royalty Fund received shares of the issuer’s Series A-1 preferred stock and Series A-2 preferred stock which are convertible into an aggregate of 11,000,000 shares of the issuer’s common stock. Paul Royalty Fund does not currently own 11,000,000 shares of the issuer’s common stock but only has the right to acquire such shares. Therefore, such 11,000,000 shares are not listed as “shares owned prior to offering” but some of those 11,000,000 shares are among the “Shares Being Offered”. This is set forth in note 4 to the Selling Stockholders table. See our response to your comment no. 9.

The revisions to the Selling Stockholders’ table do not reflect amendments to the issuer’s unregistered offerings to the Selling Stockholders. In the Registration Rights Agreement entered into with the investors in the issuer’s June and July 2007 private placement sale of its Series A convertible preferred stock with warrants attached, the following provision is the one which permitted the issuer to make the revisions to the Selling Stockholders’ table:

(b)
Notwithstanding anything to the contrary set forth in this Section 2, in the event the Commission does not permit the Company to register all of the Registrable Securities in the Registration Statement because of the Commission’s application of Rule 415, the Company shall register in the Registration Statement such number of Registrable Securities as is permitted by the Commission.

There are only four Selling Stockholders whose registered share numbers were revised downward who are not parties to the Registration Rights Agreement (which permitted such revisions as required by the Commission’s application of Rule 415). Those four persons are Messrs. Jason Adelman, Michael Liss, Ron Lipstein and Steven Katz, none of whom were purchasers in that 2007 private placement sale. The revisions to the number of shares registered for resale by each of them do not violate the terms of any agreement the issuer has with such persons.

U.S. Securities & Exchange Commission
January 18, 2008

12.	We will continue to evaluate your response to comment 3 after you respond to the other comments in this letter.

Response:

No response.

Signatures

13.	Please include the second paragraph of text required on the signatures page, and date all signatures.

Response:

We have included that second paragraph on the signature page and have dated all signatures.

Yours very truly,

/s/ Gabriel Kaszovitz
Gabriel Kaszovitz